Exhibit 3.3

ENSYSCE BIOSCIENCES, INC.

CERTIFICATE OF CORRECTION

TO THE

CERTIFICATE OF DESIGNATION OF PREFERENCES,

RIGHTS AND LIMITATIONS

OF

SERIES C NON-VOTING CONVERTIBLE PREFERRED STOCK

Ensysce Biosciences, Inc. (the “Company”), a corporation organized and existing under and by virtue of the Delaware General Corporation Law (“DGCL”), does hereby certify that:

FIRST: The Certificate of Designation of Preferences, Rights and Limitations of Series C Non-Voting Convertible Preferred Stock of the Company was filed with the Delaware Secretary of State on August 5, 2026 (the “CofD”) and said CofD requires correction as permitted by Section 103 of the DGCL.

SECOND: The inaccuracy or defect of the CofD is that due to a scrivener’s error Section 6.3 fails to specify the number of shares issuable upon conversion.

THIRD: The text of Section 6.3 of the CofD is amended and restated in its entirety to read as follows:

6.3 Conversion Ratio. The “Conversion Ratio” for each share of Series C Non-Voting Preferred Stock shall be 1,000 shares of Common Stock issuable upon the conversion (the “Conversion”) of each share of Series C Non-Voting Preferred Stock, subject to adjustment as provided herein.

IN WITNESS WHEREOF, the Company has caused this Certificate of Correction to be executed as of August 6, 2026.

By:	/s/ Dr. Lynn Kirkpatrick
Name:	Dr. Lynn Kirkpatrick
Title:	Chief Executive Officer